UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.    )
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☑

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Prospect Reit Toushi Houjin

(Name of Subject Company)
Prospect Reit Investment Corporation

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
Japan Rental Housing Investments Inc.

(Name of Person(s) Furnishing Form)
Common Investment Unit

(Title of Class of Subject Securities)
Not applicable

(CUSIP Number of Class of Securities (if applicable))
Tetsu Kasuga
Japan Rental Housing Investments Inc.
1-3-12 Shiba-Koen, Minato-ku, Tokyo 105-0011, Japan
+81-3-5425-5600

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Item 2. Informational Legends
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III — CONSENT TO SERVICE OF PROCESS
PART IV — SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
The following documents are attached as exhibits to this Form CB:

Exhibit
Number

1.	English translation of Notice Regarding Execution of Letter of Intent regarding Merger of Investment Corporation, dated as of February 26, 2010.

2.	English translation of Notice concerning Issuance of Investment Units by Way of Third-Party Allotment and Execution of Letter of Intent regarding Subscription of New Investment Units, dated as of February 26, 2010.

3.	English translation of Notice Regarding Execution of Merger Agreement between Japan Rental Housing Investment Inc. and Prospect Reit Investment Corporation, dated as of March 26, 2010.

4.	English translation of Notice Regarding Unit Split, dated as of March 26, 2010.

5.	English translation of Notice Concerning Issuance of New Investment Units by Way of Third-Party Allotment, dated as of March 26, 2010.

6.	English translation of Convocation Notice of The 8th General Meeting of Unitholders of Japan Rental Housing Investment Inc., dated as of May 13, 2010.

7.	English translation of Notice of Convocation of the Fifth General Meeting of Unitholders of Prospect Reit Investment Corporation, dated as of May 13, 2010.
Item 2. Informational Legends
The required legends have been included in prominent portions of the Exhibits 1 to 7 referred to in Item 1.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
Japan Rental Housing Investments Inc. is submitting to the Securities and Exchange Commission concurrently with the furnishing of this Form CB a Form F-X executed by it and its agent for service of process.

PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAPAN RENTAL HOUSING INVESTMENTS INC.
Dated: May 13, 2010	/s/ Takao Sakuma
	Name:	Takao Sakuma
	Title:	Executive Director